August 29, 2008

Ms. Linda Van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 5546
Washington, D.C. 20549-5546

VIA OVERNIGHT MAIL

Re:        Gateway Tax Credit Fund II, Ltd (the “Company”)
Form 10-K for fiscal year ended March 31, 2007
File No. 0-19022.

Dear Ms. Van Doorn:

In follow-up to our telephone conference discussion of this matter of June 12, 2008, the Company respectfully requests reconsideration of the following financial disclosure matter.  To provide the full context of the matter, the comments of the staff of the Division of Corporation Finance (the “Staff”) and the Company’s responses to those comments on this matter to-date are re-stated below.  Please note the Staff’s comments are restated herein in bold, followed by the Company’s response.

Form 10-K for the fiscal year ended March 31, 2007

Item 2.  Properties

Staff’s letter to the Company dated January 29, 2008:

1.    We note that your largest individual project partnership investments within Series 5 and Series 6 comprised 19.5% and 18.2%, respectively, of the total assets of each respective series as of March 31, 2007.  Please tell us if any investment in project partnerships exceeded a significance level of 10% as of fiscal year end within any of your series based upon the project partnership information available as of December 31, 2006.  If so, please amend your filing to include separate summarized financial information for each such investment.  Reference is made to Rule 3-09 of Regulation S-X.  Additionally, please apply this comment to your quarterly reports on Form 10-Q.

The Company’s response dated February 12, 2008:

The Company believes that it has appropriately applied Reg 210.3-09 of Regulation S-X  because as directed therein it substituted  “20 percent for 10 percent” in the tests used in Reg 210.1-02(w) and further applying such percentages used to tests for a significant subsidiary to the “registrant.”  In the case of the Company, the registrant is Gateway Tax Credit Fund II, Ltd as a whole, and not the individual Series therein.  On an elective basis, the Company chose to present the disclosures in the Company’s Annual Report on Form 10-K as amended by 10-K/A filed on November 7, 2007 (collectively “10-K”) for the year ended March 31, 2007 regarding the largest individual project partnership investment balances on the basis of each respective Series.  However, the tests for significant subsidiaries in accordance with Reg 210.3-09 of Regulation S-X are applicable to the “registrant.”

Ms. Van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
August 29, 2008

The largest individual project partnership investment of the Company (held by any Series therein) comprised 5.2%, 6.2% and 2.4% of the registrant’s (the Company’s) total assets as of March 31, 2007, June 30, 2007, and September 30, 2007, respectively.

Based upon all of the above, the Company has concluded for each of the periods ended March 31, 2007, June 30, 2007 and September 30, 2007, that neither separate financial statements nor separate summarized financial information are required to be included in the Company’s Annual Report on Form 10-K or Quarterly Report on Form 10-Q.

Staff’s letter to the Company dated March 12, 2008:

1.    Please tell us why each of your series should not be viewed as separate registrants.  We note that each series “comprising” Gateway Tax Credit Fund II, Ltd. is separate and distinct from each other.  In this regard, each of your series has different investors and the capital raised by each series was invested separately.  We also note that each series is liable only for obligations related to such series and investors are not subject to losses or liabilities of any series in which they have not invested.

The Company’s response dated March 26, 2008:

The very definition of “registrant” in Rule 12b-2 precludes such treatment.  “Registrant” is defined as “an issuer of securities with respect to which a registration statement or report is to be filed.”  17 CFR 240.12b-2.  Section 3(8) of the Securities Exchange Act of 1934 (the “34 Act”) defines “issuer” as “any person who issues or propose to issue any security…” 15 United States Code §78b (8).  The term “person” is defined in section 3(9) of the 34 Act as “a natural person, company, government, or political subdivision, agency, or instrumentality of government.”   15 United States Code §78b (9).  An individual series of limited partnership interests is not an issuer of securities, but securities themselves. Neither does the series come within the 34 Act’s definition of “person”. The entity issuing the series is a Florida limited partnership.  To treat a series of securities as the issuer of itself renders these various definitions tautological and thus meaningless.

There are numerous instances of a single issuer having multiple issues of different or similar securities.  General Motors Corporation, for example, pioneered the use of letter stock, in which a series of common stock of an issuer is associated with only one segment of a multiple segment business enterprise.  Many electric utilities issue not only common stock, but preferred stock in multiple series as well as mortgage bonds and unsecured debt.  In the case of GM’s letter stock, the investor in that security looks only to the earnings of the segment that was formerly Electronic Data Systems before it was acquired by General Motors.  In both of those examples, investors in those individual securities are different.  In the case of Gateway Tax Credit Fund II Ltd, there is only one legal entity that is the issuer. Treating each series of interests as a “registrant” would wreak havoc with the conceptual framework of the 34 Act as well as ignore the literal text of the 34 Act and Regulation 12b thereunder.

Treating each series as a separate registrant would also ignore Florida limited partnership law and the law of many other states which allow for multiple layers or series of equity investment.  Such treatment would “tear apart” what state law allows to be combined in one entity.  Having multiple series also provides a mechanism to share overhead costs such as organizational expenses,

Ms. Van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
August 29, 2008

administrative expenses and state fees over a larger group of investors while enabling the partnership to raise capital in distinct funding lots that can be phased to align with the annual tax credit allocation processes of the various states.

Staff’s letter to the Company dated March 12, 2008:

2.    We note your response to prior comment 1 and we are unable to agree with your position.  It appears that you are required to provide separate summarized financial information for each individual project partnership under the guidance of Rule 4-08(g) of Regulation S-X where the significance level of an individual project partnership exceeds 10% relative to the financial statements of the particular series to which the individual project partnership relates.  Please provide separate summarized financial information for each such investment in an amended filing.

The Company’s response dated March 26, 2008:

Based upon the Company’s position that the “registrant” is the Limited Partnership entity as a whole and not the individual series therein, as more fully discussed in the response to comment 1 above, the Company believes it has appropriately applied the provisions of Rule 4-08(g) of Regulation S-X.  Specifically, within Item 8 Financial Statements, of the Company’s Annual Report on Form 10-K as amended by Form 10-K/A filed on November 7, 2007 (collectively “10-K”) within Note 5 the Company presents summarized balance sheets and statements of operations aggregating the Project Partnerships associated with not only each series of the Company, but also for all series combined.  Further, the largest individual project partnership investment of the Company (associated with any series therein) comprised 5.2%, 6.2% and 2.4% of the Company’s total assets as of March 31, 2007, June 30, 2007, and September 30, 2007, respectively.  Therefore, there are not any individual project partnership investments which meet the criteria in Reg 210.1-02(w) of Regulation S-X.

Staff’s letter to the Company dated May 28, 2008;

1.    We note your response to prior comments 1 and 2 and we are unable to agree with your position because investors invest at the series level and therefore significance and materiality should be determined at the series level.  Please amend your filing to provide separate summarized financial information for each individual project partnership where the significance level of an individual project partnership exceeds 10% relative to the financial statements of the particular series to which the individual project partnership relates.

The Company’s basis for this reconsideration request:

On its surface, the Staff’s position on this issue would result in the Company amending its Form 10-K for the year ended March 31, 2007 to include summarized financial information of three investee project partnerships, two in series 5 and one in series 6.  These three investee project partnerships each had investment balances within their respective series of in excess of 10% of total assets of the series.  No investee project partnerships in any of the series had investment balances in excess of 20% of total assets of the series.  However, the nature of the phrase from the Staff’s most recent comment letter, “significance and materiality should be determined at the series level” has broad ramifications on the underlying financial statements of the Company.  Because of these broader ramifications, the Company requests reconsideration of the matter.

Ms. Van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
August 29, 2008

The Company’s interpretation of the language of Reg 210.3-09 of Regulation S-X

With respect to Reg 210.3-09 of Regulation S-X (“Rule 3-09”), the rule specifically states that it applies to “the registrant”.  As it pertains to the Company, the registrant is the entity Gateway Tax Credit Fund II, Ltd, the entity that filed the Registration Statement on Form S-11, File No. 33-31821.  Each series is clearly not a separate registrant.   If the intent with respect to Rule 3-09 was for its application at levels or series within the Registrant, we believe the rule should and would read in that manner.  Therefore, we believe the Company’s application of Rule 3-09 at the registrant level in its Form 10-K filing is consistent with how the rule is presently worded.  As further evidence that the Registrant is the entity Gateway Tax Credit Fund II, Ltd and not the individual series within the Company, please note that one legal entity is registered with the State of Florida, that being the entity Gateway Tax Credit Fund II, Ltd, each specific series is not a separate legal entity as far as the State of Florida is concerned.  Additionally, please note that one tax return is filed for this entity, Gateway Tax Credit Fund II, Ltd, the entity does not file separate tax returns for each series within the entity (although each series within the entity is separately designated for K-1 computation purposes).

Should the Staff’s present position be upheld, one potential ramification of the application of the phrase, “significance and materiality should be determined at the series level” is the application of this phrase to the scope of the report of the independent registered public accounting firm associated with the Company’s March 31, 2007 financial statements.  The report currently references the Company without specific mention of the individual series.   Although not specifically mentioned in the most recent Staff comment letter dated May 28, 2008, the Company is concerned that acceptance of the Staff’s position may result in a further comment in the future that the report of the independent public accounting firm associated with these financial statements was inadequate as to scope.  The Company believes the scope of the independent registered public accounting firm was appropriate in the circumstances and consistent with applicable PCAOB and SEC regulations.  Notwithstanding the foregoing, please note that in the Company’s most recently filed Form 10-K for the year ended March 31, 2008, the scope of the report of the independent registered public accounting firm associated with such financial statements includes specific reference to not only the Company, but also references each series within the Company.

How the Company provides value to the investors in its limited partnership units:

The business of the Company is in only one industry segment, to acquire limited partnership interests in unaffiliated limited partnerships (“Project Partnerships”), each of which own and operates one or more apartment complexes eligible for Low-Income Housing Tax Credits (“Tax Credits”) under Section 42 of the Internal Revenue Code (“Section 42”), distributed over a ten year period.   Pursuant to Section 42, the Tax Credits are distributed over a ten-year period, but are earned over a fifteen year period.  The Company must continue to hold its investment in the Project Partnership for fifteen years in order to avoid a recapture of the Tax Credits distributed by the Project Partnership.  At the end of the fifteen year Tax Credit compliance period (the “Compliance Period”), the stated intent of the Company is to sell or otherwise dispose of the limited partnership interest and upon disposition of the last limited partnership interest of the Company, liquidate the Company.   The Company is in the very latter stages of its intended life cycle as ALL the Tax Credits, which provide the primary benefit to the Company’s investors, have been distributed.  Of the original 148 Project Partnership investments, 146 had reached the end of their Compliance Period as of December 31, 2007 and those two Project Partnerships that had yet to reach the end of their Compliance Period will do so on December 31, 2008.  The Company is in the process of selling its investee Project Partnership interests.

Ms. Van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
August 29, 2008

From an investor’s perspective, the value of this investment is derived primarily from tax benefits.  An investor initially paid $1,000 per Beneficial Assignee Certificate representing assignment of limited partnership interest  (“BAC”) approximately seventeen years ago.  Over those seventeen years, the investor received an annual K-1 which contained: 1) Tax Credits (available for use in dollar for dollar payment of taxpayer’s tax liability) and 2) pass-through losses which initially were deductible from investor’s adjusted gross income but with subsequent changes in the passive loss tax rules, these losses are currently deductible to the extent they exceed the investor’s passive income.  To-date, Tax Credits distributed for each BAC have more than exceeded the investor’s investment in the BAC.  Some investors utilize the passive losses, most cannot.  Investors continue to receive annual K-1’s containing passive losses until the Company is liquidated.  Since all the Tax Credits have been distributed, most investors are desirous of the Company being liquidated so that they can receive their final K-1 and otherwise conclude their investment in the Company and conclude the annual tax reporting burden that it brings them.  Additionally, the final K-1 will trigger an investors’ ability to recognize any unused passive losses that have arisen over the years so the investor who has not been able to utilize the passive losses on an annual basis has a financial incentive for the Company to wind down its operations and ultimately liquidate.  As investments in Project Partnerships are sold, any net proceeds arising from such sales are distributed to the Investors as a return of their original investment capital (refer to the “Information that is valuable to Investors” section herein for further discussion).

Disclosure arising from the Staff’s application of Rule 3-09 has no impact on the market value of the limited partnership interests:

Whether Rule 3-09 is applied at the registrant level or the series level, any information included in such disclosures does not impact the market value of the investment or the value of the underlying Project Partnership interests.   This is the case because the BAC’s are not publicly traded.  There is no market for the BAC’s and it is unlikely that any will develop.  No transfers of Limited Partnership Interests or BACs are permitted without the prior written consent of the managing general partner.  There have been several transfers from inception to date with most being from individuals to their trusts or heirs.  The managing general partner is not aware of the price at which the units are transferred.

Disclosure arising from the application of Rule 3-09 is not necessarily meaningful to Investors of the Company:

Whether Rule 3-09 is applied at the registrant level or the series level, the disclosures that result from the application of that provision are not altogether meaningful to investors of the Company in either instance.  In order to understand the basis for this statement, one must understand how the applicable provisions of GAAP apply to the investment in Project Partnerships by the Company.

The Company accounts for its investments in Project Partnerships in accordance with GAAP under the equity method of accounting.  The initial capital contribution to the Project Partnership along with the fees associated with the acquisition are capitalized on the books of the Company in the Investment in Project Partnerships balance.  These rental real estate investee Project Partnerships are not designed, initially capitalized or operated to produce significant residual or free cash flow after payment of their annual expenses and debt service.  Rental income (rents charged on a unit by unit basis) is restricted in accordance with Internal Revenue Service regulations and in many cases subsidized by government agencies.  If the underlying Project Partnerships were initially capitalized or operated in such a manner to produce significant free cash flow, then subsidies in the form of Tax Credits and rental assistance by government agencies would not have been awarded.  Accordingly, book losses typically arise from these investee Project Partnerships on an annual basis as the Project Partnerships are essentially cash flow neutral or marginally cash flow positive and the non-cash element of book

Ms. Van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
August 29, 2008

depreciation expense results in the investee Project Partnership reporting net losses for book purposes on an annual basis.  Through application of the equity method by the Company, these net losses reduce the investment balance on the books of the Company on an annual basis.  Note that the distribution of the Tax Credits to the Company’s investors, the most significant component of return on investment from the investor’s perspective, has no impact at all on the recorded investment balance on the books of the Company.  The result of the application of the equity method for the great majority of the investee Project Partnerships is that typically, the book value of the investment approaches zero in the latter portion of the Compliance Period.  However, there may be a small number of investee Project Partnerships which for unique reasons still have a positive equity method investment balance on the books of the Company at or after the expiration of the Compliance Period.  In such instances this positive investment balance results from the Company having paid a higher purchase price for its interest in the Project Partnership relative to the majority of the Project Partnership investments, or alternatively results from slightly greater annual residual cash flow performance of the Project Partnership relative to the portfolio as a whole.  In either case, it is possible that a small number of investee Project Partnerships continue to be carried as a positive equity method investment on the books of the Company after the expiration of the Compliance Period.  This fact, coupled with the decrease in the majority of the equity method investment balances occurring for the portfolio as a whole (and a resultant decrease in the total assets of the Company over time resulting therefrom), results in a small number of individual investee Project Partnerships that have equity method balances on the Company’s books that approach 10% - 20% of the remaining total assets of the Company.  Note that the Company performs periodic impairment testing of the recoverability of the investment balance.  However, aside from the unique factors that result in certain investee Project Partnerships having an equity method book balance, there is typically nothing unique to these particular investee Project Partnerships that make them more valuable or significant to the Company than any other investee Project Partnership that may already have a zero equity method investment balance.  Therefore, the intent of Rule 3-09 in providing additional meaningful disclosure, whether applied at the registrant level or the series level, is not served by its application to the business and investment balances of the Company.

Information that is valuable to Investors:

Considering the business of the Company and how value is derived therefrom by BAC investors, information regarding the residual value of the investments in Project Partnerships and the related status of the disposition activities is valuable to investors.  Given that the great majority of the tax benefits derived from this investment have been distributed, the final element of value to the investors is derived from any distributions of net proceeds arising from the sale or other disposition of investee partnership interests and then from the ultimate liquidation of the Company.  Understanding this, the Company provides robust disclosure in a number of areas within its Form 10-K filing on the status of the disposition activities.  Item 1 of Form 10-K includes a section discussing the “Exit Strategy”, clearly detailing the number of investee Project Partnerships held, sold or otherwise disposed of, and the distributions to investors made to-date arising from those dispositions.  Management’s discussion and analysis of financial condition and results of operations of the Company’s Form 10-K and Form 10-Q filings (M, D & A) includes further discussion and information of these activities.  Further, the M, D & A includes information regarding each investee Project Partnership sold or otherwise disposed of during the period covered by the report including the net proceeds per BAC arising from each sale transaction.  Additionally, the M, D & A includes a summary of Project Partnerships in various stages of potential sale (where as an example the Company has approved an option for the general partner of the Project Partnership or another third-party to purchase such Project Partnership) and the amount of net proceeds per BAC which would arise should such option be exercised.  Disclosures of the sale or other disposition activity through the date of the report is also included in footnote five to the financial statements.

Ms. Van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
August 29, 2008

Due to the unique purpose and structure of these investee Project Partnerships, as discussed in the preceding paragraphs, the residual value of the limited partner interest in the Project Partnerships is typically low and the market for any interested buyers of the limited partner interests is limited.   Some of the factors which negatively impact the marketability of these Project Partnership interests include (1) requirements by government agencies that the project’s mortgagor continue to maintain the property in the low-income housing program, and (2) the mortgage balance of the property is very near the initial balance as a result of the heavily subsidized debt of the Project Partnerships and lengthy (usually 50 year) amortization periods.  All but two of the Project Partnerships of the Company are government subsidized with mortgage loans from the Farmers Home Administration (now called United States Department of Agriculture - Rural Development) under Section 515 of the Housing Act of 1949.  These mortgage loans are made at low interest rates for multi-family housing in rural and suburban areas, with the requirement that the interest savings be passed on to low income tenants in the form of lower rents.

Factors that do positively influence any individual Project Partnerships residual value include: 1) whether the real estate project can lawfully exit the low-income housing regulations and be converted to a market based rental operation and 2) whether the project will qualify for a new “fresh” round of Tax Credits.  In such an instance, commonly referred to as a “re-syndication”, the existing Project Partnership sells its assets to a new project partnership entity which is the entity that qualifies for a fresh round of Tax Credits.  The proceeds raised from the sale of the equity interests in the new project partnership is used to rehabilitate or refurbish the apartment complex.  In both of these value-enhancing instances, the Company is typically able to negotiate a higher sales price for the limited partnership interest than it can for a Project Partnership that has no prospects for exiting the low-income housing realm and is not likely to qualify for an allocation of additional tax credits.  In that instance, the purchaser of the investee limited partnership interest is typically the existing general partner of the Project Partnership that manages the property through their related party management company and who is willing to pay some multiple of their annual asset management revenue generated for each unit in order to insure that the project remains in their portfolio of properties under management.

The Company believes that robust disclosure of the status and outcome of these activities is perhaps the most relevant information contained in its quarterly and annual reports.  Whether Rule 3-09 is applied at the registrant level or the series level does not provide any meaningful information as it pertains to these activities of the Company.

Other considerations:

The Company has applied Rule 3-09 consistently since the Company’s inception back in 1989.  Various Form 10-K filings of the Company have been reviewed by the Staff over those seventeen plus years and no findings were made in those prior reviews that the Company was not appropriately applying Rule 3-09.  With the Company in the latter stages of its life cycle, the Company does not believe the timing of the raising of this issue by the Staff is meaningful to the investors and further believes the issue is not relevant to providing meaningful disclosures for the Company’s investors.  In further support of this statement, please consider that if Rule 3-09 was applied at the series level instead of the registrant level for the recently filed Form 10-K of the Company for the year-ended March 31, 2008, no investee Project Partnership meets the Rule 3-09 criteria on either a series or a registrant level.  The issue is essentially no longer applicable due to the small balances of the remaining investment in Project Partnerships (specifically $49,341 for all series) remaining on the Company’s books as of March 31, 2008.

Ms. Van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
August 29, 2008

The Company has noted from a review of the Staff’s comment letters and responses thereto which arose from the Staff’s review of an unrelated registrant engaged in the same business as the Company and structured with series in the same manner as the Company, that this issue of the applicability of Rule 3-09 to the registrant or series was not raised.  Based upon its’ own review of the March 31, 2007 Form 10-K of this unrelated third-party registrant, the Staff’s comment letters related thereto and the related responses which are accessible via Edgar, the Company believes that it has applied Rule 3-09 at the registrant level in a substantially similar manner as this unrelated registrant.

During our conference call with representatives of the Staff, the representatives indicated that at least one of the considerations in their evaluation of this issue was that the series structure of the Company was similar to that of the structure of certain commodity companies.  Therefore, the Company’s impression from that discussion was that the Staff may be concerned with setting precedent on this issue with companies of similar structure but dissimilar business to that of the Company.  Based upon the unique nature of the Company’s business as discussed in the preceding paragraphs, the Company believes that its business is nothing at all like any commodity entities and especially given that there is no market for the BAC’s, the application of Rule 3-09 to the Company should be specifically determined without regard to any other dissimilar businesses.

As a Regulation S-B and Small Reporting Company filer – Rule 3-09 is not applicable:

For its reporting year ended March 31, 2007, the Company met the qualifications of a small business issuer as defined by Regulation S-B.  Under item 310 of Regulation S-B, the financial statement requirements prescribed by Rule 3-09 do not apply.   Although the Company did not elect to file as an S-B filer, the Company believes the Staff should take that into account with respect to this particular issue.

Further, commencing with the fiscal year ended March 31, 2008 annual reporting requirements, the Company meets the qualifications of a Smaller Reporting Company.  As a Smaller Reporting Company, the Company is eligible to file Form 10-K and through application of Rule 8-01, Note 2 to Section 210.8 of Regulation S-X, Rule 3-09 does not apply and the Company would not be required to file subsidiary financial statements for any of its Project Partnerships.

Final considerations:

As it pertains to the Company for the year-ended March 31, 2007, should the position of the Staff that Rule 3-09 should be applied by the Company to the series level be sustained, such a conclusion would not result in an undue burden in terms of costs or information on-hand to reasonably comply the provision through the preparation and filing of an Amended Form 10-K for the year-ended March 31, 2007 containing additional disclosures.  The additional disclosure information is readily available to the Company to include in such an Amended March 31, 2007 Form 10-K filing should that be the outcome of this reconsideration request.  However, this reconsideration request has been initiated for this Company because of the precedent any agreement would or could establish for another similarly structured entity which is managed by the same managing general partner.  For this other entity, application of Rule 3-09 at the series level for the year ended March 31, 2007 would, in the opinion of the common managing general partner of both of these entities, present an undue burden in terms of cost and administrative compliance.  Therefore, this reconsideration request is initiated in order to challenge the precedent that the acceptance of this issue might establish.

Ms. Van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
August 29, 2008

Thank-you for your reconsideration of this matter and please feel free to contact me directly to discuss this in more detail or to provide further clarification or explanation.  I can be reached at (727) 567-1684.

Sincerely,

/s/ Jonathan Oorlog
Jonathan W. Oorlog
Vice President - Chief Financial Officer
Raymond James Tax Credit Funds, Inc.
(the managing general partner of the Company)

cc:          Mr. Kevin Woody
Branch Chief, Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 4561
Washington, D.C. 20549-4561

Ms. Louise Dorsey
Associate Chief Accountant, Division’s Office of the Chief Accountant
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 7561
Washington, D.C. 20549-7561

Mr. Dennis Muse, CPA
Reznick Group, P.C.
National Director of SEC Services
8045 Leesburg Pike, Suite 300
Vienna, VA  22182

Mr. James Caylor, CPA
Reznick Group, P.C.
Senior Manager
2002 Summit Blvd., Suite 1000
Atlanta, GA 30319